China INSOnline Corp.
Room 42, 4F. New Henry House
10 Ice House Street
Central, Hong Kong

July 13, 2009

VIA U.S. MAIL and FACSIMILE:

Gary Todd
Senior Review Accountant
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
Direct Dial: (202) 551-3605
Facsimile: (703) 813-6985

Re:	China INSOnline Corp.
Form 10-K for the fiscal year ended June 30, 2008
Filed September 29, 2008
File No.  000-20532

Dear Mr. Todd:

China INSOnline Corp. (referred to herein as “we” and the “Company”) acknowledges the receipt of the Commission’s comment letter, dated May 21, 2009 with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2008, as filed with the Commission on September 29, 2008.  We are providing this Response Letter containing our responses.

Form 10-Q for the Fiscal Quarter ended March 31, 2009
Note 12.  Acquisition of Company, page F-17

COMMENT 1:
We refer to your response to prior comment 4(e).  Please tell us the cost incurred by GHIA to obtain its insurance license.  In that regard, we see from the financial statements provided for GHIA that the acquired business incurred only minor expenses prior to realizing revenues.

RESPONSE:
From the Company’s perspective, the official application fee of the license is not significant.  However, an applicant has to satisfy certain requirements in order to qualify for the license, including having a certain amount of registered and paid-in capital, having a certain number of qualified staff and management, having management that has qualifications and sufficient experience in the insurance industry.  Besides meeting these specific requirements, the China Insurance Regulatory Commission (the “CIRC”) has to grant the final approval of the application.  Such approval is strictly based on the internal policies of the CIRC and applicants have no way of knowing whether their application will receive approval or not.  In other words, one particular applicant could fail the application process while meeting all the requirements stated by the CIRC.  Given this uncertain application process, the Company believes that it was better to acquire a company that already had the license rather than spending considerable resources and time to apply for such license and possibly fail.

Mr. Gary Todd
United States Securities and Exchange Commission
June 17, 2009

COMMENT 2:
We refer to your responses to prior comments 4(d) and 4(e).  Please tell us what it cost to obtain your existing insurance license.  Please also tell us what you believe it would cost to obtain a license similar to that held by GHIA directly from the relevant government authority.  Please explain any significant variance from that incurred by GHIA to obtain its license.

RESPONSE:	The cost to obtain the existing license is approximately $150, equivalent to RMB1,000. The cost of the license held by GHIA is a similar amount.

The significant differences to obtain GHIA’s license are the qualifications of the applicant listed below:

•	minimum registered and paid-in capital of RMB 5 million;

•	appropriate provisions in its corporate charter to comply with legal requirements;

•	proper organizational structure, management and internal control systems;

•	appropriate offices for operating the business;

•	sufficient computer hardware and software to meet the needs for operation;

•	at least 2 qualified insurance professionals (“QIPs”) employed by the Company;

•	at least 50% of its total employees must be QIPs; and

•	senior managerial staff who satisfy the CIRC’s requirements.

•
Additionally, the ability of Chinese companies to successfully conduct business requires the establishment of solid relationships with regulatory officials.  GHIA has obviously established these relationships in order to successfully obtain its insurance license from the CIRC.  We cannot estimate the cost to GHIA or its previous directors for establishing these relationships.

Mr. Gary Todd
United States Securities and Exchange Commission
June 17, 2009

COMMENT 3:
We refer to your response to prior comment 4(e).  While you indicate that the insurance licensee held by GHIA is different from the license already held by your business, the response does not specifically address how the licenses are different.  In that regard, please clearly indicate how the acquired insurance license differs from that held by your legacy insurance business.

RESPONSE:
The major difference between the existing insurance license and the acquired insurance license is the scope of business covered.  Under the acquired insurance license, the Company could provide a wider range of services, listed below,  which the existing license did not allow.

•	GHIA’s license includes the following scope of business and operations:

a.	Helping the insured on insurance planning, selection of insurance companies and completion of all procedures for execution of the insurance plan;

b.	Assisting the insured (or beneficiary) with arrangement of insurance claims;

c.	Carrying out the reinsurance agent business;

d.	Acting as agent to provide insurance and risk assessment and valuation, management, consultation and advisory services; and

e.	Performing other business services and operations approved by CIRC.

Additionally, the acquired insurance license allows the Company to establish an unlimited number of branch offices or representative offices in China, which the existing license did not.

In general, the acquired license allows the Company to extend its scope of business and expand its operations through all of China immediately. The existing license only allowed the Company to conduct its insurance business within a specific region of Beijing only.

Mr. Gary Todd
United States Securities and Exchange Commission
June 17, 2009

COMMENT 4:
We refer to your responses to prior comments 4(g) and 4(h).  While your response provides a generalized mathematical formula apparently derived from an appraisal, the response does not explain how you determined the $4.5 million allocated to the business license in sufficient detail.  Please fully explain to us (1) how the $4.5 million allocated to the business license was determined and (2) why you believe that your methods, models and assumptions are appropriate in US GAAP.  In that regard please provide us:

•	The specific assumptions applied in the model and which were used in determining the fair value of the license.

•	A summary of the expected cash flows over the projection period. Describe to us the components of cash receipts and disbursements included in your cash flow projections.

•	A description of how you projected future cash flows and the basis for those assumptions.

•	As GHIA had only realized a minor amount of revenues from inception, please tell us why you believe you have a reasonable basis for cash flow assumptions projected out 10 years.

•	Tell us how you identified future cash flows specifically attributed to the insurance license.

•	Identify the discount rate and explain why you believe that rate is appropriate for US GAAP purposes.

RESPONSE:
According to our appraisal expert, the net present value income approach was used to conduct the valuation of the fair value of the license.  Using this approach, our appraisal expert used the following assumptions in the model:

1.
Economy lifetime for the project – the appraisal expert used 10 years as the lifetime for the license.  Although we believe the license will generate perpetual cash flow, the appraisal expert believed that cash flow more than 10 years was difficult to estimate.  Thus, only 10 years was used in the approach,

Mr. Gary Todd
United States Securities and Exchange Commission
June 17, 2009

2.	Revenue growth rate – the appraisal expert expects that there is a 20% growth in revenue from year two to year four, 10% from year five to year six and no increase from year seven to ten.

Cash receipts include revenue generated from selling commercial insurance (“CI”) and mandatory motor insurance (“MI”).  The projected sales of insurance for the first year was based on the average daily insurance policy signed since the inception of GHIA.  Revenues for the subsequent years were projected with the growth rate listed above.  Revenue is then calculated using the commission rate, which is regulated by the CIRC.

Cash disbursements mainly include the PRC business tax, general and administration expenses and selling expenses.  These expenses were projected based on our current expense level together with an increase for inflation.

Future cash flow is projected using the net present value income approach with the following formula:

                    n              Rt
P =  ∑  —————
                   t=1        (1+r)t

-	P – is the fair value / appraisal value of the company
-	Rt – is the nominal value of the future cash flow of the company in a future period
-	n – is the economy lifetime for the project
-	r – is the interest rate, which reflects the cost of tying up capital and may also allow for the risk that the payment may not be received in full
-	t – is the next year

“Rt” is the projected revenue using the above said method.  The discount rate “r” is described in the last bullet point herewith.

Although GHIA realized only a minor amount of revenue since the inception, the Company and the valuation expert use the daily insurance policies signed to estimate the revenue.  For the year ended June 30, 2008, the daily insurance policies signed were only 6 policies and 5 policies for CI and MI respectively.  For the three months ended September 30, 2008, the daily insurance policies signed increased to 12 policies for both CI and MI.  For the one month ended October 31, 2008, GHIA reached it expected capacity and the daily insurance policies signed increased to 45 policies and 42 policies for CI and MI, respectively.  For the one month ended November 30, 2008, the daily insurance policies signed were 39 policies and 38 policies for CI and MI, respectively.

Mr. Gary Todd
United States Securities and Exchange Commission
June 17, 2009

GHIA did not reach its full capacity until October 2008.  As a result, the Company and the valuation expert believe that GHIA will keep its current capacity for 2009, which they estimate that the daily insurance policies signed is to be around 50 policies for CI and 43 policies for MI.  Revenue is then projected using the average insurance policy amount and the average commission rate.

According to the third-quarter report issued by the CIRC, the commission growth rate is around 33% between the third quarters of 2008 and 2007.  Thus, the Company believes that there is an increased demand in the PRC insurance market and there is a continuous increased in insurance products.  The Company expects such increase will continue until 2014 and be stable from 2014 to 2018.

We have identified our cash flow to be generated from our CI and MI products.  Those are the major products offered by GHIA as of today and we did not include any potential products that we are currently offering, such as life insurance.

The discount rate is calculated as (Risk free rate + Market premium).  The Company estimated the discount rate at 14% in 2009 with an increase of 14% every year.

Risk free rate
Risk free rate is quoted from the National bond yield of the PRC government at 5.53% (quoted from www.pbc.gov.cn)

Market premium
Market premium is equal to (Market risk + Company specific risk premium + financial risk)

1.	Market risk is calculated at Market average return less the risk free rate (i.e 5.53%)

Mr. Gary Todd
United States Securities and Exchange Commission
June 17, 2009

We checked the market average return by quoting from the average return of assets from three China listed insurance companies (from Yahoo finance) as follows:

Listed Insurance Companies	Return of Assets
An Xin Trust	10.3%
Ping An of China	9.85%
China Insurance	12.38%
Average	10.84%

The average return is 10.84% and the market average return is
=10.84% - 5.53 =5.31%

2.	Company specific risk premium is estimated at 2%;
3.	Financial risk is estimated at 1%;

Based on the above information, we calculated the market risk as:
5.31% + 2% + 1% = 8.31%

For 2009, the discount rate is calculated as:
5.31% + 8.31% = 13.84%

The 14% increase every year is similar to the average increase rate of the PRC Industrial Production rate in 2008, which is quoted from the National Bureau of Statistics in the PRC.

We believe that such discount rate is appropriate for the US GAAP purpose because we have considered the PRC market risk, related Company specific risk and financial risk.

COMMENT 5:
We refer to your response to 4(i).  You indicate that you believe that GHIA was a business for SFAS 141 purposes.  Please tell us how you determined that none of the purchase price was goodwill under SFAS 141.

RESPONSE:
We have noted that GHIA possessed the license and commenced the operation in June 2008.  Regarding the SFAS 141, the excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed shall be recognized as an asset referred to as goodwill. An acquired intangible asset that does not meet the criteria of contractual or other legal rights shall be included in the amount recognized as goodwill.

As GHIA has operated since June 2008, its business should not have any significant goodwill value.  Hence, the Company determined that the goodwill of GHIA should be zero.

Mr. Gary Todd
United States Securities and Exchange Commission
June 17, 2009

The license to operate that insurance agent business is an intangible asset that meets the contractual-legal criterion for recognition apart from goodwill, even if it cannot be sold or transferred apart from the acquired business operations.

From the above analysis, we determined that none of the purchase price was goodwill under SFAS 141 in the acquisition of GHIA.

COMMENT 6:
We refer to prior comments 4(g) and 5.  You indicate that management carried out its own investigation and valuation of the insurance license.  Please describe to us how management valued the license.  In that regard, please describe to us the methods, models and assumptions applied in management’s valuation of the insurance license.

RESPONSE:	The management carried out the investigation and valuation of the license in a manner similar to the independent valuer method and model, which is stated in reply of Comment 4 above.

Item 2.	Managements Discussion and Analysis of Financial Condition and Results of Operations, page 1Liquidity and Capital Resources, page 20

COMMENT 7:
We note to your response to prior comment 6.  However, your response does not address the cash flow classification guidance from SFAS 95.  Accordingly, please tell us about the nature and origin of the receivable from the former shareholder of GHIA.  Explain to us why it is appropriate under the specific provisions of SFAS 95 to report subsequent collection of that receivable as an operating activity.  Your response should identify the specific guidance from SFAS 95 on which you relied.

RESPONSE:	The amount was due from the former shareholder of GHIA and within the terms of acquisition, the amount was to be settled soon after the completion of the acquisition.

The amount due from the former shareholder of GHIA was the net amount of funds advanced to the former shareholder of GHIA for operational needs.  As a result, GHIA classified the funds received as Operating Activities in the statement of cash flows.

Liquidity

Mr. Gary Todd
United States Securities and Exchange Commission
June 17, 2009

COMMENT 8:
We refer to your response to prior comment 7.  We also refer to your response to prior comment 15 from your letter dated August 7, 2008.  You previously indicated that accrued income taxes were due and payable in  March 2009.  However, it does not appear that any income taxes have been remitted.  Accordingly, please respond to the following:

•	Tell us the actual due dates for accrued income taxes.

•	Tell us, as indicated at the bottom of the statement of cash flows, why there have been no income tax payments thus far during your fiscal 2009 year end.

•	Tell us whether your tax filings and payments are current under the relevant law. Please reconcile your response with the response to comment 15 from your letter dated August 7, 2008.

•
Accrued income taxes represent nearly 70% of your liabilities as of March 31, 2009.  Accordingly, please tell us why you believe your liquidity discussion is complete absent a discussion of the substantial income lax liability included on your balance sheet.

RESPONSE:
The Company is currently negotiating with the tax authorities for a further deferral of the payment of income taxes for a period of nine to twelve months and we are waiting for the reply.  As a result, the actual payment date of the accrued income taxes is not yet confirmed.

During fiscal year 2009, the Company paid no income taxes and the Company is negotiating for the deferral of the payment.

Under the current relevant law, the Company is required to file a tax return on a monthly basis and the final assessment would take place by the end of each calendar year.  Income tax is due and payable on or before April 30 of each year.  For the calendar year 2008, the income tax should have been due on or before April 30, 2009.  However, subject to the financial crisis, the Company is negotiating with the tax authorities to defer the payment of income tax for nine to twelve months, which is under review and not confirmed yet.

We acknowledge the absence of such a discussion and will include it in future filings.

COMMENT 9:
The first paragraph of the liquidity discussion indicates that you have availability under your “amended and restated credit facilities.”  As you cite these facilities as a source of liquidity, please tell us where your filing includes disclosure about these credit facilities.

Mr. Gary Todd
United States Securities and Exchange Commission
June 17, 2009

RESPONSE:
The “amended and restated credit facilities” do not relate to bank debt but rather credit terms from insurance companies and to customers. We acknowledge that this needs to be more clearly described and will do so in future filings.

We trust that this response satisfactorily responds to your request.  Should you require further information, please contact Clayton E. Parker, Esq. or Matthew Ogurick, Esq. at (305) 539-3300.

Thank you very much for your consideration of this response.

Sincerely,

/s/ Mr. Mingfei Yang

Mr. Mingfei Yang
Chief Financial Officer